Mail Stop 3561

October 16, 2007

Mr. Douglas R. Muir
Chief Financial Officer
Krispy Kreme Doughnuts, Inc.
370 Knollwood Street
Winston-Salem, NC 27103

   Re: Krispy Kreme Doughnuts, Inc.
      Form 10-K for the fiscal year ended January 28, 2007
      Form 10-Q for the quarterly period ended April 29, 2007
      File No.001-16485

Dear Mr. Muir:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

          Sincerely,

          Michael Moran
          Branch Chief